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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

National Mercantile Bancorp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
636912107
(CUSIP Number)
Thomas G. Lovett, IV
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402
612-371-3211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	636912107

1	NAMES OF REPORTING PERSONS: Carl R. Pohlad, as Trustee

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		387,498

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		387,498

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	387,498

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107

1	NAMES OF REPORTING PERSONS: James O. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		989,705

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		989,705

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	989,705

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107

1	NAMES OF REPORTING PERSONS: Robert C. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		989,460

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		989,460

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	989,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	636912107

1	NAMES OF REPORTING PERSONS: William M. Pohlad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		989,460

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		989,460

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	789,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 8 to Schedule 13D filed with the Commission on December 22, 2005 (the “Schedule 13D”). This Amendment No. 9 amends and supplements the statement on Schedule 13D (Amendment No. 8). Terms defined in the Schedule 13D are used herein as so defined.
Item 4. Purpose of the Transaction. Pursuant to an Agreement and Plan of Merger dated as of June 15, 2006 (the “Merger Agreement”) by and among FCB Bancorp (“Bancorp”), National Mercantile Bancorp (the “Company”) and First California Financial Group, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“FCFG”), the Company and FCFG have agreed to merge with FCFG as the surviving Delaware corporation (the “Reincorporation Merger”). Immediately following the Reincorporation Merger, FCFG has agreed to merge with Bancorp with FCFG as the surviving corporation.
Upon the consummation of the Merger, which is subject to a number of conditions, including the approval of the shareholders of Bancorp and the Company, regulatory approvals and other conditions, the Reporting Persons’ shares of Company Common Stock and Series B Convertible Perpetual Preferred Stock will be converted, respectively, into shares of Common Stock and Series A Convertible Perpetual Preferred Stock of FCFG (the Series A Preferred Stock”). The Certificate of Incorporation of FCFG provides that the Series A Preferred Stock has substantially similar rights, preferences and privileges as the as the Series B Preferred Stock owned by the Reporting Persons.
Pursuant to the Merger Agreement, the Reporting Persons have entered into a Shareholders’ Agreement dated as of June 15, 2006 with Bancorp. Under the terms of the Shareholders’ Agreement, the Reporting Persons have agreed to vote in favor of the approval of the principal terms of the Merger Agreement as well as any other matters required to be approved by the shareholders of the Company for consummation of the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except with the prior written consent of Bancorp, against the following actions (other than the Merger or the consummation of any actions contemplated by the Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Company; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company; (E) any amendment of the Company’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Company; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Bancorp of the Merger and the transactions contemplated by the Merger Agreement. The Reporting Persons will not be obligated to vote in accordance with the provisions of clauses (i)-(iii) above, however, if there has been a material modification or amendment of the terms of the Merger Agreement or a waiver of any material condition to the Merger Agreement.
The Reporting Persons have also agreed not to (i) sell, transfer, convey, assign or otherwise dispose of any securities of the Company without the prior written consent of Bancorp, or (ii) pledge, mortgage or otherwise encumber such securities. Any permitted transferee of the Reporting Persons’ Company securities must become a party to the Shareholder’s Agreement and any purported transfer of Company Securities by the Reporting Person to a third party that does not become a party to the Shareholder Agreement is void.
The Reporting Persons have also agreed that they will not (directly or indirectly) initiate, solicit,

encourage or facilitate any acquisition proposal involving the Company from any third party. FCFG has agreed to indemnify the Reporting Persons against certain liabilities arising from the Shareholders’ Agreement. Also in connection with the Merger Agreement, the FCFG has granted the Reporting Persons registration rights with respect to shares of Common Stock of FCFG including shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Reporting Persons will receive in the Merger if consummated.
Item 5. Interest in Securities of Issuer
     (a) Number and Percentage of Class beneficially owned:
The following table shows as of June 15, 2006 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group. All share totals in this schedule 13D are amended to reflect the five-for-four stock split in the form of a 25% stock dividend issued by the Company on April 14, 2006 to shareholders of record March 31, 2006.

		Shares of
		Common
		Stock
		Acquirable		Shares of			Percentage
	Shares of	Pursuant to	Percent-	Series B		Common	Beneficial
	Common	Montgomery	age of	Preferred	Percentage	Stock and	Ownership
Name	Stock	Agreement	Class	Stock	of Class	Equivalents	All Classes
Carl R. Pohlad (1)	387,498	0	7.0	0	—	387,498	7.0
James O. Pohlad (2)	819,820	87,893	16.2	334	33.4	989,705	17.4
Robert C. Pohlad	819,819	87,895	16.2	333	33.3	989,460	17.4
William M. Pohlad	819,819	87,895	16.2	333	33.3	989,460	17.4

Reporting Persons as a Group	2,846,955	263,683	54.3	1,000	100.0	3,356,123	56.8

(1)	Represents 193,749 shares of common stock held by Trust 1 and 193,749 shares of common stock held by Trust 2. Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)	Includes 176 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003. The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.
The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of June 15, 2006 as represented by the Company in the Merger Agreement: 5,543,391 shares of common stock and 1,000 shares of Series B Preferred Stock.
The column entitled “Common Stock and Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of June 15, 2006 upon conversion of the Company’s Series B Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of June 15, 2006 upon conversion of the Company’s Series B Preferred Stock and acquirable in connection with the Agreement. Shares of common stock issuable to or acquirable by the shareholder within 60 days are deemed to be beneficially owned by such shareholder for computing such shareholder’s percentages, but are not treated as outstanding for computing the percentages of any other shareholder.
Other than with respect to the shares of the Company’s common stock issuable upon conversion of the Company’s Series B Preferred Stock or acquirable in connection with the Agreement, none of the Reporting Persons has any option, warrant, convertible security or other right exercisable within 60 days of June 15, 2006 to acquire the Company’s common stock or Series B Preferred Stock, except that
1.	James O. Pohlad has the obligation and right to acquire 176 shares by repurchase from W. Douglas Hile as described in footnote 2 to the table set forth above in Item 5(a) and

2.	James O. Pohlad, Robert C. Pohlad and William M. Pohlad have the rights set forth below under the Montgomery Agreement .
Montgomery Agreement
On December 19, 2005, three of the Reporting Persons entered into a Securities Purchase and Option Agreement dated December 19, 2005 by and among Scott A. Montgomery (“Montgomery”), Elaine B. Montgomery, The Montgomery Living Trust Dated September 28, 2000 (the “Montgomery Trust” and collectively with Elaine B. Montgomery and Scott A. Montgomery, the “Sellers”), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (the “Montgomery Agreement”). Under the Montgomery Agreement, on December 19, 2005, James O. Pohlad, Robert C. Pohlad and William M. Pohlad each purchased 8,750 shares of common stock at a per share price of $15.10248 from Montgomery upon Montgomery’s exercise of an option.
Pursuant to the Montgomery Agreement, these three Reporting Persons each have
(a)	an obligation to purchase shares of common stock issuable upon exercise after December 31, 2005 of options granted to Montgomery within 60 days of such exercise;

(b)	a right of first refusal to purchase shares of common stock the Sellers propose to transfer, whether voluntarily or involuntarily, other than for certain excluded transfers;

(c)	the right to purchase shares of common stock issuable upon exercise prior to December 31, 2005 granted to Montgomery on the first business day following the one year anniversary of exercise of options prior to December 31, 2005; and

(d)	an obligation to purchase shares of common stock held by the Sellers or shares of common stock underlying options held by Montgomery upon termination of his employment.
For the purposes of the Montgomery Agreement, the purchase price is determined with reference to the closing price as reported on the Nasdaq SmallCap Market or book value per share of the common stock.
The Montgomery Agreement covers options to purchase 232,510 shares of common stock issuable upon exercise of outstanding options held by Montgomery (including the 26,250 shares purchase on December 19, 2005) 57,423 shares held by The Montgomery Trust and any other shares of common stock acquired by the Sellers prior to the termination of Montgomery’s employment with the issuer. The purchase rights and obligations of each of James O. Pohlad, Robert C. Pohlad and William M Pohlad are with respect to approximately one-third of these shares.
The Series B Preferred is convertible into common stock of the Company upon the earlier of (i) December 19, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Company with or into any other entity or entities in which the holders of the Company’s capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Company’s voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Company’s assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Company. The Series B Preferred Stock is convertible into such number of shares of common stock of the Company as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Class B Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Class B Preferred Stock. The initial conversion price (as adjusted for the 2006 stock dividend) is $5.63 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series B Preferred Stock is convertible into 245.4875 shares of the Company’s common stock as of June 15, 2006.
The following number of shares of common stock are issuable within 60 days of June 15, 2006 upon conversion of the Series B Preferred Stock held by the following Reporting Persons:

James O. Pohlad	81,993 shares
Robert C. Pohlad	81,746 shares
William M. Pohlad	81,746 shares
     (b) Voting and Dispositive Power:
Each Reporting Person has sole voting and sole investment power over the respective securities noted above as beneficially owned by him. In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 176 shares of the Company’s common stock held by Mr. Hile that is the subject of the Director’s Disqualifying Shares Agreement.
(c)	Transactions within 60 days: Not applicable.

(d)	Right to Direct the Receipt of Dividends: Not Applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer. See response to Item 4 above.
Item 7. Material to be filed as Exhibits.
A.	Agreement and Plan of Merger dated as of June 15, 2006 by and among FCB Bancorp, National Mercantile Bancorp and First California Financial Group, Inc. (Incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Company on June 21, 2006).

B.	Shareholder Agreement between FCB Bancorp and the Reporting Persons (Incorporated by reference to Exhibit 99.1 to Form 8-K filed by FCB Bancorp on June 21, 2006).

Signature
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 20, 2006

/s/ Carl R. Pohlad

Carl R. Pohlad, Trustee Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991 Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad

James O. Pohlad

/s/ Robert C. Pohlad

Robert C. Pohlad

/s/ William M. Pohlad

William M. Pohlad